[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

November 20, 2015

CyrusOne LP and CyrusOne Finance Corp.

Registration Statement on Form S-4

File No. 333-207647

Ladies and Gentlemen:

On behalf of CyrusOne LP, a Maryland limited partnership (the “Issuer”), and CyrusOne Finance Corp., a Maryland corporation (the “Co-issuer” and, together with the Issuer, the “Registrants”), we note that the Registrants, pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, have filed on November 20, 2015, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (Registration No. 333-207647) (the “Registration Statement”), of the Registrants relating to the Registrants’ proposed issuance and offer to exchange (the “Exchange Offer”) up to $100,000,000 aggregate principal amount of new 6.375% Senior Notes due 2022 (the “Exchange Notes”), for a like aggregate principal amount of outstanding 6.375% Senior Notes due 2022, which have certain transfer restrictions (the “Initial Notes”). In accordance with Rule 402 promulgated under the Securities Act, one manually signed copy of the Amendment will be retained by the Registrants for a period of five years.

The form and terms of the Exchange Notes are the same as the form and terms of the Initial Notes, except that the Exchange Notes generally will not be subject to transfer restrictions under the Securities Act or registration rights. In connection with the above-referenced Registration Statement and Amendment, we have been authorized to represent on behalf of the Registrants as follows:

1. The Registrants are registering the Exchange Notes in connection with the Exchange Offer in reliance on the positions of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (avail. May 13, 1988), Morgan Stanley & Co. Inc. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters.

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (avail. May 13, 1988) no-action letter or similar no-action letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

4. The Registrants (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions, in connection with any resale of the Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional acknowledgment (or substantially similar language): “If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Note; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an ‘underwriter’ within the meaning of the Securities Act.”

Please contact the undersigned at (212) 474-1131 with any questions you may have regarding the Registration Statement.

Sincerely,

/s/ William V. Fogg, Esq.

Mr. Coy Garrison

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Encl.

VIA EDGAR

Copy to:

Robert M. Jackson, Esq.

CyrusOne LP,

1649 West Frankford Road

Carrollton, Texas 75007